PRIVATE ADVISORS ALTERNATIVE STRATEGIES FUND

PRIVATE ADVISORS ALTERNATIVE STRATEGIES MASTER FUND

51 MADISON AVENUE

NEW YORK, NY 10010

VIA EDGAR

July 22, 2014

Ms. Mary Cole, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:         Private Advisors Alternative Strategies Fund (“Feeder Fund”)

File Nos.: 333-178596; 811-22647

Private Advisors Alternative Strategies Master Fund (“Master Fund”)

File Nos.: 333-178597; 811-22646

(each a “Fund” and, collectively “Funds”)

Dear Ms. Cole:

I am writing in response to comments you provided to me on July 21, 2014 regarding the post-effective amendment to each Fund’s registration statement filed on Form N-2 on June 11, 2014 with the Securities and Exchange Commission (the “Commission”). A comment made on the Feeder Fund disclosure is applicable to disclosure that is substantially similar in the registration statement for the Master Fund. In this regard, this letter responds on behalf of both the Feeder Fund and the Master Fund to the questions and comments you raised. Each of your numbered questions and comments is set forth below, with our response and proposed disclosure revisions to the Registration Statements immediately following. Capitalized terms used but not defined in this letter have the meaning given to them in the Registration Statements.

General

Comment 1: With respect Appendix A, “Performance Information of the Feeder Fund [Master Fund] and Private Advisors’ Other Funds,” please disclose if the performance is cumulative.

Response: With respect to the performance presentation, the performance of the Funds and the performance of Private Advisors’ Other Funds is calculated on a cumulative basis unless specified (e.g., annualized). Disclosure in this regard will be added to Appendix A.

Comment 2: With respect Appendix A, “Performance Information of the Feeder Fund [Master Fund] and Private Advisors’ Other Funds,” please disclose if the performance is net of any sales loads.

Response: The past performance of the Funds excludes the effect of any sales loads. Disclosure in this regard will be added to Appendix A. The Private Advisors’ Other Funds do not charge sales loads, unless by special contractual arrangement. Past performance results of Private Advisors’ Other Funds have been calculated on a total return basis, are net of all expenses and management fees, including performance fees, as applicable, and reflect the reinvestment of dividends and earnings.

Comment 3: With respect Appendix A, “Performance Information of the Feeder Fund [Master Fund] and Private Advisors’ Other Funds,” in the subsection concerning the “Performance of Private Advisors’ Other Funds,” please confirm if the Performance of Private Advisors’ Other Funds includes all accounts with investment objectives, policies and strategies substantially similar to those of the Funds. If the performance presentation of Private Advisors Other Accounts excludes certain accounts, please confirm that the exclusion would not cause the performance presentation to be misleading.

Response: Since the Funds’ inception, the following has been disclosed in Appendix A concerning the Performance of Private Advisors’ Other Funds:

•	In the table below, past performance results from June 1, 2003 through December 31, 2006, reflect only the performance of a domestic U.S. investment fund managed by Private Advisors (“Domestic Fund”). [Emphasis added.] Past performance results subsequent to December 31, 2006, reflect only the performance of an offshore investment fund managed by Private Advisors (“Offshore Fund”). [Emphasis added.] The Offshore Fund commenced operations on January 1, 2007, and continues to be offered and managed by Private Advisors. Private Advisors had pursued the same investment objective, and employed a similar mix of investment strategies with respect to the Domestic Fund, and continues to do so with respect to the Offshore Fund.

•	Past performance results subsequent to December 31, 2006, reflect only the performance of the Offshore Fund due to the fact that the Offshore Fund invests in many of the same private investment funds or “hedge funds” (each, a “Hedge Fund” and collectively, “Hedge Funds”) as the Private Advisors Alternative Strategies Master Fund (“Master Fund”) invests principally in, which are generally Hedge Funds organized outside the U.S. that are treated as corporations for U.S. tax purposes, and that will generally be treated as passive foreign investment companies.

•	The Domestic Fund invested principally in Hedge Funds organized within the U.S., and generally organized as limited partnerships. As of February 28, 2013, the Domestic Fund is no longer offered to investors, and as of March 31, 2013, commenced winding down its operations.

2

As disclosed in Appendix A, the past performance of Private Advisors’ Other Funds subsequent to December 31, 2006, reflect only the performance of the Offshore Fund due to the fact that the Offshore Fund invests in many of the same Hedge Funds in which the Master Fund principally invests, which are generally Hedge Funds organized outside the U.S. that are treated as corporations for U.S. tax purposes, and that will generally be treated as passive foreign investment companies. Although the Domestic Fund pursued the same investment objective and employed a similar mix of investment strategies as the Master Fund, the Domestic Fund invested principally in Hedge Funds organized within the U.S., and generally organized as limited partnerships.

The Funds believe that it is most helpful to investors to present the performance of a comparable account that has a strategy and performance that are the most similar to those expected of the Funds. Additionally, the Funds fully disclose the fact that the performance of the Domestic Fund only is presented for the time period prior to December 31, 2006, and any other factors (including fee differences) that the adviser could reasonably think would cause the performance of the Funds to differ from the performance information presented in the Performance of Private Advisors’ Other Funds section. Accordingly, the Funds believe that the information in the Performance of Private Advisors’ Other Funds is not misleading.

Comment 4: With respect Appendix A, “Performance Information of the Feeder Fund [Master Fund] and Private Advisors’ Other Funds,” in the subsection concerning the “Performance of Private Advisors’ Other Funds,” please explain why the Domestic Fund’s performance is shown only through December 31, 2006.

Response: Please see the response to Comment 3 above.

Comment 5: With respect Appendix A, “Performance Information of the Feeder Fund [Master Fund] and Private Advisors’ Other Funds,” in the subsection concerning the “Performance of Private Advisors’ Other Funds,” please explain why the returns for 2014 are estimates

Response: Because the Offshore Fund invests in Hedge Funds, monthly valuations with respect to the 2014 performance are based primarily on estimated unaudited values or actual unaudited values, as applicable, that are provided by a Hedge Fund or its respective administrator. Accordingly, valuation of the Hedge Funds are subject to revision through the end of each Hedge Fund’s annual audit.

Comment 6: With respect Appendix A, “Performance Information of the Feeder Fund [Master Fund] and Private Advisors’ Other Funds,” in the subsection concerning the “Performance of Private Advisors Other Funds,” the disclosure states that the “performance calculation method differs from the SEC performance standards applicable to registered investment companies, such as the Fund. Investors should be aware that the use of a methodology different from that used to calculate the performance of the Fund could result in differing performance data.” Please explain why the performance calculation method differs from the SEC performance standards.

3

Response: The statement that the “performance calculation method differs from the SEC performance standards applicable to registered investment companies” was included in the Appendix in order to disclose that there are certain differences related to the inputs used to calculate the performance of the Funds and Private Advisors’ Other Funds.  Differences in inputs include incentive fees, dividends, and expense reimbursements.  However, the methodology used to calculate performance with respect to the Funds and Private Advisors’ Other Funds’ are similar.   In this regard, in order to avoid any confusion, the Funds intend to remove the statement.

*     *     *     *

The Funds believe that the foregoing responses adequately address all of your comments. If you have any questions regarding this response or require additional information, please do not hesitate to contact me at (973) 394-4436.

Sincerely,

/s/ Kevin M. Bopp

Kevin M. Bopp

cc:      J. Kevin Gao

   Sander M. Bieber

4